UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F [X]      Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes [_]            No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______.

On January 7, 2004, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2003. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2004 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2004 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   By: /signed/ Germain Lamonde
                                      -------------------------
                                   Name:  Germain Lamonde
                                   Title: President and Chief Executive Officer



Date: January 19, 2004

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment



EXFO REPORTS 11.4% SALES GROWTH QUARTER-OVER-QUARTER

        o  Net book-to-bill ratio at 1.06, best booking in last five quarters

        o  Gross margin* up 5.2% to 51.0%, best in last four quarters

        o  GAAP net loss improves to US$0.03 per share

QUEBEC CITY, CANADA, January 7, 2004--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) reported today sales growth of 11.4% and a 5.2% improvement in gross margin for the first quarter ended November 30, 2003.

Sales reached US$16.0 million in the first quarter of fiscal 2004 compared to US$14.3 million in the fourth quarter of 2003 and US$17.7 million in the first quarter of 2003. The net book-to-bill ratio increased to 1.06 in the first quarter of fiscal 2004 from 0.98 in the previous quarter and 0.89 in the first quarter of 2003.

Gross margin amounted to 51.0% of sales in the first quarter of fiscal 2004 compared to 45.8% (excluding inventory write-offs and a non-recurring gain) in the fourth quarter of 2003 and 54.7% in the first quarter of 2003.

Net GAAP loss for the first quarter of fiscal 2004 totaled US$2.0 million, or US$0.03 per share, compared to a net loss of US$10.1 million, or US$0.16 per share, for the fourth quarter of 2003 and a net loss of US$2.2 million, or US$0.03 per share, for the first quarter of 2003. Net loss in the first quarter of fiscal 2004 included a non-recurring tax gain of US$1.4 million or US$0.02 per share.

"Sequential increases in sales, bookings and gross margin, combined with a tight control on operating costs and a non-recurring tax gain, have brought us closer to our goal of reaching break-even, despite the negative impact of the Canadian dollar," said Germain Lamonde, Chairman, President and CEO of EXFO. "Thanks to our strong R&D program, we are introducing new and exciting products to respond to market opportunities, and strengthening our strategic position while placing a strong focus on improving our gross margin and efficiencies. These initiatives should help us to increase revenues through market-share gains and return EXFO to profitability."

SEGMENTED RESULTS
(IN MILLIONS OF US DOLLARS)

                                                                                        LOSS FROM
                                                      SALES                             OPERATIONS**
                                  -----------------------------------------------    -----------------
                                    Q1 2004          Q4 2003          Q1 2003             Q1 2004
                                  -------------    -------------    -------------    -----------------
BUSINESS SEGMENT
Telecom Division                     US$12.2          US$10.8          US$14.2            (US$2.4)
Photonics and Life Sciences
Division                              US$3.8           US$3.5           US$3.5            (US$0.7)

 *   Excluding inventory write-offs and a non-recurring gain.

**   Segmented loss from operations is not available for comparative periods.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment



BUSINESS HIGHLIGHTS
EXFO successfully completed its business reorganization in the first quarter, consisting of two separate divisions to better serve its end-markets and maximize revenues.

The company also introduced seven new products in the first quarter, including the 10+ Gigabit Multi-Rate Transceiver designed for the next-generation SONET/SDH equipment manufacturer market. This new product introduction is aligned with EXFO's strategy to expand both into the protocol layer and system manufacturer markets.

Finally, EXFO has been working with lead customers to help them efficiently deploy their planned fiber-to-the-premises (FTTP) networks.

OPERATING EXPENSES
Selling and administrative expenses amounted to US$5.9 million, or 36.7% of sales, in the first quarter of fiscal 2004 compared to US$6.0 million, or 42.1% of sales, in the previous quarter and US$7.3 million, or 40.9% of sales, in the first quarter of 2003.

Gross research and development expenses totaled US$3.6 million, or 22.4% of sales, in the first quarter of fiscal 2004 compared to US$3.9 million, or 27.0% of sales, in the previous quarter and US$4.2 million, or 23.7% of sales, in the first quarter of 2003.

BUSINESS OUTLOOK
EXFO forecasted sales between US$14.0 million and US$17.0 million and a GAAP net loss between US$0.09 and US$0.06 per share for the second quarter of fiscal 2004.

CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 10 a.m. (EST) to review its financial results for fiscal 2003 during the course of its Annual and Special Meeting of Shareholders and cover first-quarter results for fiscal 2004. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9757. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until January 14, 2004. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at www.exfo.com, under the Investors section.
                               ------------

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment



ABOUT EXFO
EXFO is the recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. For more information about EXFO, visit WWW.EXFO.COM.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                              AS AT         AS AT
                                                           NOVEMBER 30,   AUGUST 31,
                                                              2003           2003
                                                           -----------    ----------
                                                           (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash                                                       $    5,322     $    5,366
Short-term investments                                         52,301         52,010
Accounts receivable
     Trade, less allowance for doubtful accounts of $604
         ($568 as at August 31, 2003)                          11,611          9,639
     Other                                                      1,373            834
Income taxes and tax credits recoverable                        5,744          6,003
Inventories (note 3)                                           15,787         15,602
Prepaid expenses                                                1,434          2,041
                                                           ----------     ----------

                                                               93,572         91,495

INCOME TAXES AND TAX CREDITS RECOVERABLE                        2,984          1,377

PROPERTY, PLANT AND EQUIPMENT                                  21,921         21,641

INTANGIBLE ASSETS                                              13,348         14,068

GOODWILL                                                       18,668         17,673
                                                           ----------     ----------

                                                           $  150,493     $  146,254
                                                           ==========     ==========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)          $   11,868     $   12,026
Income taxes payable                                                -          2,200
Deferred revenue                                                  424            148
Current portion of long-term debt                                 110            110
                                                           ----------     ----------

                                                               12,402         14,484

DEFERRED REVENUE                                                  648            352

DEFERRED GRANTS                                                 1,089          1,139

LONG-TERM DEBT                                                    427            453
                                                           ----------     ----------

                                                               14,566         16,428
                                                           ----------     ----------

CONTINGENCY (note 7)

SHAREHOLDERS' EQUITY

Share capital                                                 492,513        492,452
Stock-based compensation plans (note 2)                             5              -
Contributed surplus                                             1,525          1,519
Cumulative translation adjustment                              15,680          7,643
Deficit                                                      (373,796)      (371,788)
                                                           ----------     ----------

                                                              135,927        129,826
                                                           ----------     ----------

                                                           $  150,493     $  146,254
                                                           ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                                          THREE MONTHS ENDED
                                                                             NOVEMBER 30,
                                                                         --------------------

                                                                           2003        2002
                                                                         --------    --------
SALES                                                                    $ 15,962    $ 17,748

COST OF SALES                                                               7,815       8,031
                                                                         --------    --------

GROSS MARGIN                                                                8,147       9,717
                                                                         --------    --------

OPERATING EXPENSES
Selling and administrative                                                  5,857       7,262
Net research and development  (note 5)                                      2,829       3,311
Amortization of property, plant and equipment                               1,321       1,272
Amortization of intangible assets                                           1,285       1,434
                                                                         --------    --------

TOTAL OPERATING EXPENSES                                                   11,292      13,279
                                                                         --------    --------

LOSS FROM OPERATIONS                                                       (3,145)     (3,562)

Interest income, net                                                          156         256
Foreign exchange gain (loss)                                                 (470)         27
                                                                         --------    --------

LOSS BEFORE INCOME TAXES                                                   (3,459)     (3,279)
                                                                         --------    --------

INCOME TAXES (note 6)
Current                                                                    (1,451)      3,760
Future                                                                          -      (4,881)
                                                                         --------    --------

                                                                           (1,451)     (1,121)
                                                                         --------    --------

NET LOSS FOR THE PERIOD                                                  $ (2,008)   $ (2,158)
                                                                         ========    ========

BASIC AND DILUTED NET LOSS PER SHARE                                     $  (0.03)   $  (0.03)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                63,058      62,359

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S) (note 8)     63,657      62,753


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


 DEFICIT
                                                        THREE MONTHS ENDED
                                                            NOVEMBER 30,
                                                    ---------------------------

                                                      2003              2002
                                                    ---------         ---------


BALANCE - BEGINNING OF PERIOD                       $(371,788)        $(316,838)

ADD
Net loss for the period                                (2,008)           (2,158)
                                                    ---------         ---------

BALANCE - END OF PERIOD                             $(373,796)        $(318,996)
                                                    =========         =========






 CONTRIBUTED SURPLUS
                                                         THREE MONTHS ENDED
                                                            NOVEMBER 30,
                                                    ---------------------------
                                                       2003             2002
                                                    ---------         ---------


BALANCE - BEGINNING OF PERIOD                       $   1,519        $    1,487

ADD
Premium on resale of share capital                          6                 8
                                                    ---------         ---------

BALANCE - END OF PERIOD                             $   1,525         $   1,495
                                                    =========         =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
          INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF CASH FLOWS

                          (in thousands of US dollars)


                                                                    THREE MONTHS ENDED
                                                                       NOVEMBER 30,
                                                                   --------------------

                                                                     2003        2002
                                                                   --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                            $ (2,008)   $ (2,158)
Add (deduct) items not affecting cash
     Discount on short-term investments                                 231         257
     Stock-based compensation costs (note 2)                              5           -
     Amortization                                                     2,606       2,706
     Future income taxes                                                  -      (4,881)
     Deferred revenue                                                   531        (274)
     Deferred grants                                                   (122)        (42)
Change in non-cash operating items
     Accounts receivable                                             (1,861)       (375)
     Income taxes and tax credits                                    (3,147)      5,305
     Inventories                                                        850       2,195
     Prepaid expenses                                                   730          31
     Accounts payable and accrued liabilities                          (791)        113
                                                                   --------    --------

                                                                     (2,976)      2,835
                                                                   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                             (25)        (36)
Issuance of share capital                                                61           -
Redemption of share capital                                              (2)         (6)
Resale of share capital                                                   8          14
Share issue expenses                                                      -           4
                                                                   --------    --------

                                                                         42         (24)
                                                                   --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                 (79,925)    (88,749)
Proceeds from disposal of short-term investments                     82,841      87,389
Additions to property, plant and equipment and intangible assets       (405)     (1,649)
Business combination                                                      -      (1,841)
                                                                   --------    --------

                                                                      2,511      (4,850)
                                                                   --------    --------

CHANGE IN CASH                                                         (423)     (2,039)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                         379          (8)

CASH - BEGINNING OF PERIOD                                            5,366       9,128
                                                                   --------    --------

CASH - END OF PERIOD                                               $  5,322    $  7,081
                                                                   ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at November 30, 2003, and for the periods ended November 30, 2002 and 2003, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

     Certain comparative figures have been reclassified to conform with the current period's presentation.


2    NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants
     (CICA) handbook, "Hedging Relationship", which concerns the identification, designation and effectiveness of its forward exchange contracts for the purposes of applying hedge accounting. Consequently, the company's forward exchange contracts, which are used to hedge anticipated US-dollar denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

     On September 1, 2003, the company prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. The fair value of the 60,000 stock options granted to employees during the three months ended November 30, 2003 amounted to $115,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $5,000 recorded in the selling and administrative expenses in the statement of earnings for that period.

     However, the company is still required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003. Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees in that fiscal year, the net loss and net loss per share figures would be as follows on a pro forma basis:

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------

                                                                                                2003                   2002
                                                                                      ------------------     ------------------

                                                                                                    (UNAUDITED)

      Net loss for the period                                                         $         (2,008)      $         (2,158)
      Pro forma adjustment for stock-based compensation costs                                      (54)                   (57)
                                                                                      ------------------     ------------------

      Pro forma net loss for the period                                               $         (2,062)      $         (2,215)
                                                                                      ==================     ==================

      Basic and diluted net loss per share                                            $         (0.03)       $         (0.03)
      Basic and diluted pro forma net loss per share                                  $         (0.03)       $         (0.04)

     These options, which have a weighted average fair value of $0.89 each, will generate aggregate stock-based compensation costs of $928,400 over their vesting periods.

     The fair value of options granted in 2002 and 2003 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------

                                                                                                2003                    2002
                                                                                      ------------------     ------------------
                                                                                                    (UNAUDITED)
      Risk-free interest rate                                                                     3.1%                    4.2%
      Expected volatility                                                                         103%                     80%
      Dividend yield                                                                               Nil                     Nil
      Expected life                                                                          41 months               29 months

     In July 2003, the CICA issued handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Among other things, these new sections define generally accepted accounting principles (GAAP), establishe the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The company will adopt these new standards on September 1, 2004 and has not yet determined the impact they will have on its financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)



3      INVENTORIES

                                                                    AS AT             AS AT
                                                                  NOVEMBER 30,       AUGUST 31,
                                                                     2003              2003
                                                               ----------------- ------------------
                                                                  (UNAUDITED)
      Raw materials                                            $          8,260  $           8,188
      Work in progress                                                    1,355              1,022
      Finished goods                                                      6,172              6,392
                                                               ----------------- ------------------

                                                               $         15,787  $          15,602
                                                               ================= ==================


4     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                      AS AT              AS AT
                                                                   NOVEMBER 30,       AUGUST 31,
                                                                       2003              2003
                                                               ----------------- ------------------
                                                                  (UNAUDITED)
      Trade                                                    $          4,836  $           4,227
      Salaries and social benefits                                        3,168              3,462
      Warranty                                                              406                687
      Tax on capital                                                        566                381
      Restructuring charges                                               1,875              2,468
      Other                                                               1,017                801
                                                               ----------------- ------------------

                                                               $         11,868  $          12,026
                                                               ================= ==================


5     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                                          THREE MONTHS ENDED
                                                                            NOVEMBER 30,
                                                                  ---------------------------------

                                                                         2003              2002
                                                                  ---------------     -------------
                                                                             (UNAUDITED)
      Gross research and development expenses                     $       3,573       $     4,207
      Research and development tax credits                                 (741)             (881)
      Government grants                                                      (3)              (15)
                                                                  ---------------     -------------
                                                                  $       2,829       $     3,311
                                                                  ===============     =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6    INCOME TAXES

     During the three months ended November 30, 2003, the company recorded $1,406,000 for the non-recurring recovery of income taxes paid in previous periods following the receipt of a tax assessment during that period.

     Furthermore, considering current market conditions and because the company recorded operating losses for the current period and the last two fiscal years, the company no longer recognizes future income tax assets on deductible temporary differences, which causes its income tax recovery to be distorted in relation with its pre-tax accounting income.


7    CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters;
     (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

     On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

     Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of November 30, 2003.


8        LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------

                                                                                                2003                   2002
                                                                                      ------------------     ------------------
                                                                                                    (UNAUDITED)

      Basic weighted average number of shares outstanding (000's)                               63,058                 62,359
      Dilutive effect of stock options (000's)                                                     456                    179
      Dilutive effect of restricted stock awards (000's)                                           143                    215
                                                                                      ------------------     ------------------

      Diluted weighted average number of shares outstanding (000's)                             63,657                 62,753
                                                                                      ==================     ==================

      Stock options excluded from the calculation of diluted loss per share because their exercise price was greater than the average market price
          of the common shares (000's)                                                           1,970                  2,577
                                                                                      ==================     ==================


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     The diluted loss per share for the periods ended November 30, 2002 and 2003, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.


9    SEGMENT INFORMATION

     In September 2003, the company reorganized its business under two reportable segments: Telecom Division and Photonics and Life Sciences Division. The Telecom Division meets the physical-, optical- and protocol-layer test and measurement needs of network service providers, system vendors and component manufacturers throughout the global communications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired technologies for high-tech industrial manufacturing and research markets.

     EXFO's President and Chief Executive Officer ("CEO") has been identified as the chief operating decision-maker in assessing the performance of the two segments and the allocation of resources to the segments. Each reportable segment is managed separately. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

     Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

     The following tables sets out information by segment:

                                                                THREE MONTHS ENDED NOVEMBER 30, 2003
                                                 --------------------------------------------------------------------

                                                                          PHOTONICS AND LIFE
                                                  TELECOM DIVISION         SCIENCES DIVISION            TOTAL
                                                 -------------------     --------------------    --------------------
                                                                             (UNAUDITED)
    Sales                                        $          12,142       $           3,820       $          15,962
    Loss from operations                         $          (2,380)      $            (765)      $          (3,145)
    Unallocated items
        Interest income, net                                                                                   156
        Foreign exchange gain (loss)                                                                          (470)
                                                                                                 --------------------
    Loss before income taxes                                                                                (3,459)
        Income taxes                                                                                        (1,451)
                                                                                                 --------------------
    Net loss                                                                                     $          (2,008)
                                                                                                 ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     Comparative information for the loss from operations is not provided for each reportable segment because this information is not available and is impracticable to determine.

                                                                 THREE MONTHS ENDED NOVEMBER 30, 2002
                                                  --------------------------------------------------------------------

                                                                           PHOTONICS AND LIFE
                                                   TELECOM DIVISION         SCIENCES DIVISION            TOTAL
                                                  -------------------     --------------------    --------------------

                                                                              (UNAUDITED)

    Sales                                         $          14,204     $           3,544         $          17,748



                                                                                                        AS AT
                                                                                AS AT                AUGUST 31,
                                                                          NOVEMBER 30, 2003             2003
                                                                        ----------------------  ----------------------

                                                                                         (UNAUDITED)
      TOTAL ASSETS
          Telecom Division                                              $          126,266      $          121,173
          Photonics and Life Sciences Division                                      24,227                  25,081
                                                                        ----------------------  ----------------------

                                                                        $          150,493      $          146,254
                                                                        ======================  ======================


10   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent consolidated annual financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP


                                                                                                 THREE MONTHS ENDED
                                                                                                    NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                               2003                  2002
                                                                                      ------------------     ------------------
                                                                                                    (UNAUDITED)

      Net loss for the period in accordance with Canadian GAAP                        $         (2,008)      $         (2,158)
      Stock-based compensation costs related to stock option plan                                   98                    (53)
      Stock-based compensation costs related to stock purchase plan                                (61)                   (71)
      Stock-based compensation costs related to restricted stock award plan                       (173)                  (347)
      Unrealized gains on forward exchange contracts                              a)               601                      -
      Amortization of intangible assets                                                              -                    239
      Future income taxes on amortization of intangible assets                                       -                    (80)
                                                                                      ------------------     ------------------

      Net loss for the period in accordance with U.S. GAAP                                      (1,543)                (2,470)

      Other comprehensive income (loss)
         Foreign currency translation adjustments                                                7,614                   (601)
                                                                                      ------------------     ------------------

      Comprehensive income (loss)                                                     $          6,071       $          (3,071)
                                                                                      ==================     ==================

      Basic and diluted net loss per share in accordance with U.S. GAAP               $          (0.02)      $          (0.04)

     SHAREHOLDERS' EQUITY

     As a result of the aforementioned adjustments to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:



     SHARE CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   NOVEMBER 30,               AUGUST 31,
                                                                                       2003                      2003
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)

      Share capital in accordance with Canadian GAAP                            $        492,513         $        492,452
      Stock-based compensation costs related to stock purchase plan
          Current period                                                                     (14)                     (75)
          Cumulative effect of prior periods                                               2,403                    2,478
      Reclassification from other capital upon exercise of restricted stock awards
          Current period                                                                       -                    1,582
          Cumulative effect of prior periods                                               4,852                    3,270
      Shares issued upon business combinations
          Cumulative effect of prior periods                                              65,584                   65,584
                                                                                ---------------------    ----------------------

      Share capital in accordance with U.S. GAAP                                $        565,338         $        565,291
                                                                                =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)



     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                       AS AT                     AS AT
                                                                                   NOVEMBER 30,               AUGUST 31,
                                                                                       20003                     2003
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian
          GAAP                                                                  $              -         $              -
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                    (115)                       -
          Cumulative effect of prior periods                                              (1,278)                  (2,867)
      Amortization for the period                                                            280                    1,483
      Reduction of stock-based compensation costs                                             13                      106
                                                                                ---------------------    ----------------------

      Deferred stock-based compensation costs in accordance with U.S. GAAP      $         (1,100)         $        (1,278)
                                                                                =====================    ======================


     OTHER CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   NOVEMBER 30,               AUGUST 31,
                                                                                       2003                      2003
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Other capital in accordance with Canadian GAAP                            $               -        $               -
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                      115                        -
          Cumulative effect of prior periods                                               10,281                   10,963
      Reduction of stock-based compensation costs                                            (138)                    (682)
      Reclassification to share capital upon exercise of restricted stock awards
          Current period                                                                        -                   (1,582)
          Cumulative effect of prior periods                                               (4,852)                  (3,270)
                                                                                ---------------------    ----------------------

      Other capital in accordance with U.S. GAAP                                $           5,406        $           5,429
                                                                                =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)



     DEFICIT

                                                                                        AS AT                    AS AT
                                                                                    NOVEMBER 30,               AUGUST 31,
                                                                                        2003                      2003
                                                                                ---------------------     ---------------------
                                                                                    (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                  $        (373,796)           $     (371,788)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                     (136)                     (832)
          Cumulative effect of prior periods                                              (11,406)                  (10,574)
      Unrealized gains on forward exchange contracts, net of related future income taxes
          Current period                                                                      601                     1,102
          Cumulative effect of prior periods                                                1,451                       349
      Change in reporting currency
          Cumulative effect of prior periods                                                1,016                     1,016
      Future income taxes on acquired in-process research and development
          Cumulative effect of prior periods                                               (1,380)                   (1,380)
      Amortization of intangible assets
          Current period                                                                        -                       832
          Cumulative effect of prior periods                                                1,071                       239
      Future income taxes on amortization of intangible assets
          Current period                                                                        -                      (279)
          Cumulative effect of prior periods                                                 (359)                      (80)
      Write-down of goodwill and intangible assets
          Current period                                                                        -                     6,178
          Cumulative effect of prior periods                                              (56,379)                  (62,557)
      Future income taxes on write-down of intangible assets
          Cumulative effect of prior periods                                                1,154                     1,154
      Valuation allowance on future income tax assets
          Current period                                                                        -                      (252)
          Cumulative effect of prior periods                                                 (252)                        -
      Amortization of goodwill
          Cumulative effect of prior periods                                              (17,716)                  (17,716)
                                                                                ---------------------     ---------------------

      Deficit in accordance with U.S. GAAP                                      $        (456,131)         $       (454,588)
                                                                                =====================     =====================


     ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                       AS AT                     AS AT
                                                                                   NOVEMBER 30,               AUGUST 31,
                                                                                       2003                      2003
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)

      Foreign currency translation adjustments
      Balance - Beginning of period                                             $          6,104             $      (9,870)
      Change during the period                                                             7,614                    15,974
                                                                                ---------------------    ----------------------

      Balance - End of period                                                   $         13,718             $       6,104
                                                                                ---------------------    ----------------------


     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP.

                                                      AS AT NOVEMBER 30, 2003                   AS AT AUGUST 31, 2003
                                               --------------------------------------- ----------------------------------------
                                                  AS REPORTED          U.S. GAAP          AS REPORTED           U.S. GAAP
                                                  (UNAUDITED)         (UNAUDITED)
      Goodwill
          Cost                                 $         94,624    $        103,573    $         89,721    $        101,397
          Accumulated amortization                      (75,956)            (94,176)            (72,048)            (92,610)
                                               ------------------- ------------------- ------------------- --------------------

                                               $         18,668    $          9,397    $         17,673    $          8,787
                                               =================== =================== =================== ====================
      Shareholders' equity
          Share capital                        $        492,513    $        565,338    $        492,452    $        565,291
          Stock-based compensation plans                      5                   -                   -                   -
          Deferred stock-based
               compensation costs                             -              (1,100)                  -              (1,278)
          Other capital                                       -               5,406                   -               5,429
          Contributed surplus                             1,525               1,525               1,519               1,519
          Cumulative translation
               adjustment                                15,680                   -               7,643                   -
          Deficit                                      (373,796)           (456,131)           (371,788)           (454,588)
          Accumulated other
               comprehensive income                           -              13,718                   -               6,104
                                               ------------------- ------------------- ------------------- --------------------

                                               $        135,927    $        128,756    $        129,826    $        122,477
                                               =================== =================== =================== ====================


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     STATEMENTS OF CASH FLOWS

     For the three months ended November 30, 2002 and 2003, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

     RECONCILIATION ITEM

     a) Forward exchange contracts

         On September 1, 2003, the company put in place the documentation required by the Accounting Guideline 13 of the CICA handbook "Hedging Relationship" for the identification, designation and effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting, as described in note 2.

         With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003 will qualify for hedge accounting treatment under U.S. GAAP. Consequently, changes in the fair value of these contracts will be charged to other comprehensive income. Changes in the fair value of contracts entered into prior to September 1, 2003 continue to be charged in the statements of earnings. Since September 1, 2003, the company did not enter into new forward exchange contracts.

     NEW ACCOUNTING STANDARD

     On September 1, 2003, the company prospectively adopted Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. This new method of accounting is similar to the new method adopted under Canadian GAAP, as described in note 2. Consequently, no difference arose upon the adoption of this statement.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ECONOMIC UNCERTAINTY, CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS AND HIGH-TECH INDUSTRIAL MANUFACTURING SECTORS, FLUCTUATING EXCHANGE RATES AND OUR ABILITY TO EXECUTE IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH DECREASED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED BUSINESSES; OUR ABILITY TO SUCCESSFULLY REALIGN OUR STRATEGIC BUSINESS PLAN; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSION. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.

INDUSTRY OVERVIEW

         Network service providers (NSPs), the first link in the global telecommunications supply chain, continuously reduced their capital expenditure (CAPEX) budget levels during the last two-and-a-half years. In the first quarter of fiscal 2004 (ended November 30, 2003), however, some NSPs incrementally increased their CAPEX spending which can be attributed to seasonal budget flush-outs.

         This moderate increase in spending necessarily produced a trickle-down effect throughout the telecommunications industry. System manufacturers benefited from increased pockets of activity in metro and access networks. Optical component manufacturers, who had been hardest hit by the downturn, still struggled due to few deployments of next-generation optical networks. Some test and measurement equipment vendors attracted the attention of NSPs and system manufacturers as their products enabled customers to reduce both CAPEX and operating expenses (OPEX).

COMPANY OVERVIEW

         We introduced seven new products in the first quarter of fiscal 2004, including the 10+ Gigabit Multi-Rate Transceiver with deep channelization and mixed payload concatenations for next-generation optical networks. This protocol-layer test module simulates and monitors live traffic on each individual channel, enabling system manufacturers to reduce test time and increase test thoroughness on the production floor.

NEW BUSINESS STRUCTURE

         At the beginning of fiscal 2004, we reorganized our business under two new reportable segments: Telecom Division and Photonics and Life Sciences Division. Our objectives behind this reorganization were to simplify our business model, adopt a market approach rather than a product approach and increase accountability throughout the organization. Our Telecom Division, which consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines, meets the physical-, optical- and protocol-layer test and measurement needs of NSPs, system vendors and component manufacturers throughout the global telecommunications industry. Our Photonics and Life Sciences Division, which includes previous non-telecom Industrial and Scientific product lines, mainly leverages developed and acquired technologies for diverse high-tech industrial manufacturing and research markets.

         This simplified business structure - with respective sales, marketing, manufacturing, research and development and management teams for each division - enables us to better serve our diverse customer base and maximize shareholder value.

         EXFO's President and Chief Executive Officer ("CEO") has been identified as the chief operating decision-maker in assessing the performance of the two segments and the allocation of resources to the segments. Earnings
(loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. Please refer to note 9 of our interim consolidated financial statements for detailed segment information.

         Until August 31, 2003, the company was organized under one reportable segment; that is the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

         For a complete description of our strategy and the related key performance indicators as well as our capabilities to deliver results, please refer to the corresponding sections in our most recent annual report filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with the securities commissions. The following details the changes in critical accounting policies that occured since our most recent annual report:

         HEDGING RELATIONSHIP. On September 1, 2003, we implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Hedging Relationship", which concerns the identification, designation and effectiveness of our forward exchange contracts for the purposes of applying hedge accounting. Consequently, our forward exchange contracts, which are used to hedge anticipated US-dollar denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

         STOCK-BASED COMPENSATION COSTS. On September 1, 2003, we prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. The fair value-based method involves significant subjective assumptions such as the expected volatility of our stocks and the expected life of the options. The fair value of the 60,000 stock options granted to our employees during the three months ended November 30, 2003, amounted to $115,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $5,000 recorded in the selling and administrative expenses in the statement of earnings for that period.

         However, we are still required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003; i.e., before the adoption of these amendments.

RESULTS OF OPERATIONS

         The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2002 and 2003 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP), except as described in note 10 to our interim consolidated financial statements. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

                                                          THREE MONTHS ENDED               THREE MONTHS ENDED
                                                             NOVEMBER 30,                     NOVEMBER 30,
                                                   ---------------------------------- ------------------------------

                                                          2003              2002           2003            2002
                                                   ----------------  ---------------- --------------  --------------

                                                              (UNAUDITED)                      (UNAUDITED)

 Sales                                             $    15,962       $    17,748          100.0%          100.0%
 Cost of sales (1)                                       7,815             8,031           49.0            45.3
                                                   ----------------  ---------------- --------------  --------------
 Gross margin                                            8,147             9,717           51.0            54.7
                                                   ----------------  ---------------- --------------  --------------

 Operating expenses
      Selling and administrative (1)                     5,857             7,262           36.7            40.9
      Net research and development                       2,829             3,311           17.7            18.7
      Amortization of property, plant and
          equipment (1)                                  1,321             1,272            8.3             7.1
      Amortization of intangible assets (1)              1,285             1,434            8.0             8.1
                                                   ----------------  ---------------- --------------  --------------
 Total operating expenses                               11,292            13,279           70.7            74.8
                                                   ----------------  ---------------- --------------  --------------

 Loss from operations                                   (3,145)           (3,562)         (19.7)          (20.1)
 Interest income, net                                      156               256            0.9             1.4
 Foreign exchange gain (loss)                             (470)               27           (2.9)            0.2
                                                   ----------------  ---------------- --------------  --------------

 Loss before income taxes                               (3,459)           (3,279)         (21.7)          (18.5)
 Income taxes                                           (1,451)           (1,121)          (9.1)           (6.3)
                                                   ----------------  ---------------- --------------  --------------

 Net loss for the period                           $    (2,008)      $    (2,158)         (12.6)%         (12.2)%
                                                   ================  ================ ==============  ==============

 Basic and diluted net loss per share              $     (0.03)      $     (0.03)

 OTHER STATEMENTS OF EARNINGS DATA:
 Segment information:
      Sales
          Telecom Division                         $    12,142       $    14,204
          Photonics and Life Sciences Division           3,820             3,544
                                                   ----------------  ----------------

                                                   $    15,962       $    17,748
                                                   ================  ================

      Loss from operations: (2)
          Telecom Division                         $    (2,380)      $         -          (14.9)%             -%
          Photonics and Life Sciences Division            (765)                -           (4.8)              -
                                                   ----------------  ---------------- --------------  --------------

                                                   $    (3,145)      $         -          (19.7)%             -%
                                                   ================  ================ ==============  ==============

 Research and development data:
      Gross research and development               $     3,573       $     4,207           22.4%           23.7%
      Net research and development                 $     2,829       $     3,311           17.7%           18.7%

(1) Certain comparative figures have been reclassified to conform with the current year's presentation.

(2) Comparative segment information for the loss from operations is not available and is impracticable to determine.

SALES

         For the three months ended November 30, 2003, our global sales decreased 10.1% to $16.0 million from $17.7 million for the same period last year, with a 76%-24% split in favor of our Telecom Division.

TELECOM DIVISION

         For the three months ended November 30, 2003, sales of our Telecom Division decreased 14.5% to $12.2 million from $14.2 million for the same period last year. Our sales for the first quarter of fiscal 2004 were affected by increased pricing pressure and general reduction of CAPEX and OPEX budgets from NSPs and system vendors, especially in the United States. Despite the overall decrease of our Telecom sales year-over-year, sales of protocol-layer solutions continued to gain traction, with nearly 10% increase year-over-year and representing almost 10% of global revenue for the first quarter of fiscal 2004. This is a clear indication that our protocol-layer activities are a key driver in ensuring our long-term growth.

         Despite the decrease in our sales year-over-year, our sales increased 12.5% in the first quarter of fiscal 2004 compared to the fourth quarter of 2003, mainly because of end-of-year budget flush-outs.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the three months ended November 30, 2003, sales of our Photonics and Life Sciences Division increased 7.8% to $3.8 million from $3.5 million for the same period last year. The slight increase in sales is due to the increased demand for our high-tech industrial manufacturing solutions, mainly our X-CITETM 120 Fluorescence illumination System.

         For the upcoming quarter, we expect the sales split between the two divisions to remain relatively unchanged.

         Overall, for the two divisions, net accepted orders increased 7% to $16.9 million in the first quarter of fiscal 2004 from $15.8 million for the same period last year. Larger end-of-year budget flush-outs from some NSPs year-over-year, resulted in our net accepted orders to increase. Our net book-to-bill ratio increased to 1.06 in the first quarter of 2004, from 0.89 year-over-year. It is the first time since the fourth quarter of 2002 that our net book-to-bill ratio is above 1.0, which is a positive sign.

         In terms of the geographic distribution of our sales, North American sales accounted for 56% and 61% of global sales for the three months ended November 30, 2003 and 2002, respectively. International sales represented 44% and 39% of global sales for the three months ended November 30, 2003 and 2002, respectively. The shift in the geographic distribution of our sales is directly related to the decrease of our sales to the North American market, especially in the United States, since our international sales remained flat (in dollars) year-over-year at approximately $7 million. Our sales to the U.-S. market are slowly increasing since their significant drop in the second quarter of fiscal 2003.

         We sell our products to a broad range of customers across our two divisions, including NSPs, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. For the three months ended November 30, 2003, no customer accounted for more than 8.4% of our sales. For the same period last year, we had only one 10% customer, with 12.9% of our sales.

         Considering the sales level and the net book-to-bill ratio for the first quarter of fiscal 2004 as well as the expected market-share gain in protocol testing, we still believe in a 10% sales growth year-over-year, in a stable or slightly declining telecommunications market.

GROSS MARGIN

         Gross margin amounted to 51.0% of sales for the three months ended November 30, 2003, compared to 54.7% for the same period last year.

         Existing market conditions and sustained pricing pressure inevitably led to margin erosion in the first quarter of fiscal 2004. In addition, shift in product mix in favor of field-testing products (vs. benchtop products) caused our gross margin to decrease. Field-testing units tend to have lower margin than benchtop instruments. Furthermore, we use distributors for most of our international sales, which cause our gross margin to be lower since our international sales represented a larger portion of our sales year-over-year. Finally, the increased strength of the Canadian dollar, compared to the US dollar during the first quarter of fiscal 2004, negatively affected our gross margin to some extent as some cost of sales elements are denominated in Canadian dollars. Our recent cost-cutting measures and our increased efficiency prevented a further reduction of our gross margin.

         The 51% gross margin reached in the first quarter of fiscal 2004 leads us to believe that our 50% gross margin objective for fiscal 2004 is attainable. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

         It should be noted that a new presentation was adopted, which certain expenses were reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have also been reclassified, resulting in a cost of sales increase of 2.0% for the first quarter of 2003, with a comparable decrease in selling and administrative expenses for the same period.

SELLING AND ADMINISTRATIVE

         For the three months ended November 30, 2003, selling and administrative expenses were $5.9 million, or 36.7% of sales, compared to $7.3 million, or 40.9% of sales for the same period last year. As a result of our restructuring plans and tight cost-control measures, we were able to reduce our selling and administrative expenses by nearly 20% year-over-year. The decrease in global sales, in the first quarter of fiscal 2004, also resulted in lower commission expenses.

         However, the increased strength of the Canadian dollar, compared to the US dollar, in the first quarter of fiscal 2004, prevented us from further reducing our selling and administrative expenses as some of our selling and administrative expenses are incurred in Canadian dollars.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, and provide quality service to customers. However, any further increase in the strength of the Canadian dollar will negatively affect our selling and administrative expenses in the upcoming quarter.

RESEARCH AND DEVELOPMENT

         For the three months ended November 30, 2003, gross research and development expenses totaled $3.6 million, or 22.4% of sales, compared to $4.2 million, or 23.7% of sales for the same period last year. The decrease in gross research and development dollars and as percentage of sales year-over-year is mostly attributable to our recent restructuring efforts and the fact that we refocused our research and development activities in our Photonics and Life Sciences Division based on our strategy to leverage existing telecom technologies.

         However, it should be noted that the overall decrease in dollars was offset in part by the increased value of the Canadian dollar compared to the US dollar, year-over-year, since a large portion of our research and development expenses are denominated in Canadian dollars.

         Although we reduced our gross research and development expenses year-over-year, we still invested significantly in research and development activities in the first quarter of fiscal 2004, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In the first quarter of fiscal 2004, 39% of sales originated from products that have been on the market for two years or less. For the first quarter of 2003, this figure reached 45% of sales.

         For the three months ended November 30, 2003, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $744,000, or 20.8% of gross research and development expenses, compared to $896,000, or 21.3% of gross research and development expenses for the same period last year. The decrease in our tax credits and government grants is directly related to the decrease in our gross research and development expenses since we were entitled to almost the same grant programs and tax credits year-over-year.

         Even though we are below our fiscal 2004 objective in terms on sales of new products in the first quarter of fiscal 2004, we still believe that new products will represent 45% of our sales in fiscal 2004; namely products launched over the last two years and those that will probably be launched in 2004. We expect to continue investing significantly in research and development in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

         For the three months ended November 30, 2003, amortization of intangible assets was $1.2 million, compared to $1.4 million for the same period last year. The $149,000 decrease in the amortization expense is the result of the impairment charge recorded in the third quarter of fiscal 2003.

FOREIGN EXCHANGE GAIN (LOSS)

         For the three months ended November 30, 2003, the foreign exchange loss amounted to $470,000, compared to a foreign exchange gain of $27,000 for the same period last year.

         Foreign exchange losses and gains are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the first quarter of fiscal 2004, the Canadian dollar value increased significantly, as compared to the US dollar, resulting in a significant foreign exchange loss during that period.

         We manage our exposure to currency risk with forward exchange contracts and operating activities, denominated in currencies other than the Canadian dollar, of our Canadian entities

INCOME TAXES

         During the three months ended November 30, 2003, we recorded $1.4 million of income tax recovery due to the non-recurring recovery, during that period, of income taxes paid in previous periods following the receipt of a tax assessment. Without this non-recurring gain, our income taxes would have been nominal as we no longer recognize future income tax assets on our operating losses because it is more likely than not that these assets will not be recovered.

         We expect our income taxes to be minimal in the next quarter since we no longer recognize future income tax assets.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and meet our capital expenditure requirements mainly through the use of cash and short-term investments.

         One of the four main objectives of our strategic plan for fiscal 2004 is to maintain a sound financial position. We believe that such an objective is in line with a strong cash position. As at November 30, 2003, cash and short-term investments consisted of $57.6 million. Our working capital was at $81.2 million. Our cash and short-term investments increased $247,000 in the first quarter of fiscal 2004, compared to the end of fiscal 2003, due to an unrealized foreign exchange gain of $3.8 million on cash and short-term investments, mainly offset by cash flows used by our operating activities of $3.0 million and the cash payment of $405,000 for the purchases of property, plant and equipment. The unrealized foreign exchange gain resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet. It should be noted that any decline in the Canadian dollar value compared with the US dollar in future periods will negatively affect the value of our cash and short-term investments.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $6.4 million, will be sufficient to meet our liquidity and capital requirements for at least the next 24 months. Our line of credit bears interest at prime rate. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.

OPERATING ACTIVITIES

         Cash flows used by operating activities were $3.0 million for the three months ended November 30, 2003, compared to cash flows provided of $2.8 million for the same period last year. Cash flows used by operating activities in the first quarter of fiscal 2004 were mainly the result of the increase of some of our operating items; that is, our accounts receivable increased by $1.9 million and our income taxes and tax credits recoverable increased by $3.1 million. These negative effects on cash were offset in part by the decrease of our inventories of $850,000 and by the net earnings after items not affecting cash of $834,000. The increase in our accounts receivable is directly related to the increase in our sales, which were backend-loaded in this quarter. The increase in our income taxes and tax credits recoverable is due to the payment, during the quarter, of income taxes payable for previous periods and the recognition of tax credits earned during the quarter but not yet recovered. The cash flow decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level.

INVESTING ACTIVITIES

         Cash flows provided by investing activities were $2.5 million for the three months ended November 30, 2003, compared to cash flows used of $4.9 million for the same period last year.

         In the first quarter of fiscal 2004, we disposed of $2.9 million in short-term investments to finance our operating activities of $3.0 million.

CONTINGENCY

         As discussed in note 7 to our interim consolidated financial statements, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket. Even though the process is continuing in this class action, we have no significant developments to report in this quarter.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at November 30, 2003, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 25,173,033 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,841,954 as at November 30, 2003. The weighted average exercise price of those stock options was $14.95 compared to the market price of $3.80 per share as at November 30, 2003. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2003:

                                                                                               WEIGHTED
                                                                         % OF ISSUED           AVERAGE
                                                                             AND              EXERCISE
                                                         NUMBER          OUTSTANDING            PRICE
                                                     ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                          150,482               5.30%       $       9.91
Board of Directors (four individuals)                     181,875               6.40%       $       6.34
Management and Corporate Officers
(ten individuals)                                         359,525              12.65%       $      13.65
                                                     ---------------    ---------------     --------------
                                                          691,882              24.35%       $      10.91
                                                     ===============    ===============     ==============

RESTRICTED STOCK AWARD PLAN

         In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 143,096 as at November 30, 2003. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil.

RISKS AND UNCERTAINTIES

         Over the past few years, we have managed our business, focused on research and development of new and innovative products, prospered in international markets and closed strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the telecommunication test and measurement industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while some strategic acquisitions we have completed are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.